UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

818 A1A Highway
Ponte Vedra Beach, Florida	32082
(Address of principal executive offices)	(Zip Code)

(770) 407-5300

(Registrant's telephone number)

PART I

The Registrant filed for an Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended, on March 2, 2020. Rule 8b-25 permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report.

With this filing, the Registrant hereby withdraws its prior filing under Rule 8b-25, 2020. The Registrant has as of this same day filed Form 12b-25, Notification of Late Filing, pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

John H. Grady

Practus, LLP

137 Airdale Road

Bryn Mawr, PA 19010

(484) 730-8535

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT FUND

By:	/s/ Carol Wildermuth

Date: March 6, 2020